SUMMER JAM, LLC

Documentary about Watkins Glen, largest US concert feat. Grateful Dead, Allman Brothers & The Band


WATKINS GLEN
SUMMER JAM THE FILM
728
20G.A.
WATKINS GLEN WATKINS GLEN NEW YOR
SHELLY FINKEL JIM KOPLIK
PRESENTS
TO BE HELD RAIN OR SHINE
The Band

summerjamfilm.com Los Angeles, CA

Repeat Founder

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Covers the eruptive time of 1973 through the lens of the concert and the people that experienced it.
2. Veteran filmmakers with multiple Emmy Awards and major studio experience.
3. Never-before-seen footage feat. exclusive interviews with the bands, the promoters, and attendees.
4. 150k tickets sold, but 600k showed up. The promoters rose to the logistical challenge.
5. Executive Producers Finkel and Koplik were the actual event promoters.
6. Investor perks include opportunities to become IMDb-recognized producers on the film.

Team



Jordan Bogdonavage Director

2x Emmy Award winner who has shepherded film and television productions for the last 20 years. Credits include the docuseries "LOLLA: The Story of Lollapalooza." Produced film and documentary projects for A&E, Apple TV, HBO, Paramount+, and Netflix.



Art Horan Producer

President & CEO of Bronson Park Films. Exec Producer of The Usual Suspects, 2x Academy Award winner. Exec Producer of ESPN's Ring Girls w/ Academy Award nominated Dir. Amy Berg. Producer on Hands of God, w/ Academy Award winning Dir. Alphonso Cuaron.



Jim Koplik Executive Producer

American concert promoter who has produced shows for Led Zeppelin, The Rolling Stones, Paul McCartney, Bruce Springsteen, Pearl Jam, REO Speedwagon, Madonna, Billy Joel and Elton John, among others.

Own a piece of this legendary production by investing in our dedicated team– full of industry veterans with multiple Emmy awards and major successes under their collective belts.


PRODUCED BY THE GUYS THAT PROMOTED THE SHOW
SHELLY FINKEL
JIM KOPLIK

In addition to Watkins Glen show promoters and Summer Jam executive producers Shelly Finkel and Jim Koplik, our team features Art Horan, executive producer of The Usual Suspects (2 Academy Awards), with cinematography led by two-time Emmy Award-winning Bruce Taylor, and additional producing by four-time Sports Emmy Award-winning Eric Smith and by independent filmmaker Alayna Edwards.


JORDAN BOGDONAVAGE
SUMMER JAM DIRECTOR
"What I find so compelling about the events that unfolded at Watkins Glen in late July of 1973, was the organic nature of the event itself. No corporations, or marketing conglomerates were behind Summer Jam. Jim and Shelly planted the seeds for a remarkable day of music. It's my goal to create a cinematic experience that helps capture the joy and euphoria of those few special days and share that with fans old and new."

Last but certainly not least is Jordan Bogdonavage, leading the charge as director, a two-time Emmy Award winner who has shepherded film and television productions for the past 20 years. His most recent credits include LOLLA: The Story of Lollapalooza, a 3-part docuseries on the origins of a legendary music festival. Jordan has produced a slate of film and documentary projects for A&E, Apple TV, HBO, Paramount+, and Netflix.

Join us as an owner in the film that captures one of the best shows ever put on.


INVEST
IN SUMMER JAM

The Investment Opportunity

There's something for everyone in Summer Jam– from the collective audiences for the bands that played, to the 600,000 people that attended, to music doc fanatics, to anyone fascinated by the generation that reshaped American culture forever. People want to see this film.

The production is already underway, nearing completion. Your investment goes to filming a few more key interviews, editing, clearances (clips, stills, and music), graphics and titles, and **refining the technical side of the film for distribution platforms.** With the necessary funding in place, we plan to bring the film to millions of viewers worldwide.



SUCCESS OF THE GENRE
NETFLIX
THE OTHER ONE:
THE LONG STRANGE TRIP OF BOB WEIR
ACQUIRED BY NETFLIX
woodstock
3 days of peace, music...and love
$34M+ WORLDWIDE GROSS
IF I LEAVE HERE
TOMORROW
LYNYRD SKYNYRD
ACQUIRED BY PRIME VIDEO

Music documentaries have long captured the attention of mass audiences and are considered **desirable by major studios because of their domestic and international appeal.**

Major Revenue Streams:

- Theatrical distribution (US and Foreign)
- Transactional Video On Demand (TVOD)
- Subscription Video on Demand (SVOD)
- Ad Revenue Video on Demand (AVOD)

All investors will receive:

- Prioritized return of principal from revenue after sales and distribution costs.
- Prioritized premium of 15% above principal investment
- Pro-rata share of 50% of net proceeds going forward

Investor perks include:

- Appear in the credits ($200)
- Above + Receive two VIP tickets to the NY-area or LA-area Premiere of the film ($500)
- Above + A Limited Release Remastered Original Summer Jam Poster, each numbered and hand signed by the original promoters ($750)
- Above + Copies of the Film with Bonus Commentary ($1,000)
- Above + credit as an Associate Producer, which will go onto IMDb and end credits ($5,000)
- Above + credit as a Co-Executive Producer, which will go onto IMDb and end credits ($10,000)

Meet the Team

Own a piece of this legendary production by investing in our dedicated team – full of

The Allman Brothers achieved a remarkable comeback after losing founding members Duane Allman and Berry Oakley. They were Rolling Stone Magazine's 1973 Band of the Year and inspired Cameron Crowe's film Almost Famous.

The Band played their first live concert in 19 months at Summer Jam, and the people were hungry to hear from the infamous group that would eventually star in Scorsese's film, The Last Waltz.

They saw the size of the crowd descending on the grounds and Bill Graham advised them: "Open the gates."

They did.


SAM CUTLER
GRATEFUL DEAD ROAD MANAGER
"Watkins Glen should be remembered as an example of the power of cooperative endeavor, that when people are of one mind and really believe in something this innocent... a kind of form of heaven on earth is possible... And we achieved that at Watkins Glen."

A Production with Momentum

Summer Jam Features Exclusive Interviews Captured with Key Players of the Concert

- Allman Brothers members Chuck Leavell and Jaimoe
- Jim Koplik and Shelly Finkel, original Summer Jam promoters
- Sam Cutler, Grateful Dead road manager
- Allman Brothers managers Bunky Odom and Willie Perkins
- Steve Parish, roadie and long-time member of the Grateful Dead family
- Tommy Hilfiger, fashion icon, who attended Summer Jam via helicopter
- Derek Trucks, Allman Brothers guitarist and The Tedeschi Trucks Band founder
- The group of teenagers that set up the pirate radio station backstage
- State Trooper that was present at the mega-concert
- The roommate of Willard Smith, who died skydiving at Summer Jam
- Dennis McNally, Grateful Dead publicist and author of Long Strange Trip
- Alan Paul, 3x NY TIMES best-selling author


Sam Cutler
Grateful Dead Road Manager



The backdrop of the festival acts as a microcosm of the larger watershed moment that 1973 really was: a movement by aging baby boomers to impress **a new culture of peace on the nation in a time of political upheaval.** American trust in the political system was at an all-time low. With the withdrawal of troops from Vietnam, the Watergate scandal, and general unrest, the documentary is as much about the music as it is about the time it took place in.

It all came together at Watkins Glen.



There is no mistaking that **the Summer Jam documentary is the first of its kind.** The mega-concert was a shining testament to the hippie era, making this iconic piece of cinema an essential addition to any music fan's viewing repertoire.


THE 70'S LIKE YOU'VE
NEVER SEEN BEFORE

What Happened at the Show?

Concert promoters Shelly Finkel and Jim Koplik (Summer Jam Exec. Producers), with the help of promoter Bill Graham and Grateful Dead road manager Sam Cutler, pulled off the unthinkable at Watkins Glen Racetrack in New York.

As Tommy Hilfiger states in the film: "The kids didn't give a shit…they wanted to party and be part of a scene that was Woodstock on steroids."

Over half-a-million young hippies **shut down the NY State Thruway** and descended upon the sleepy town of Watkins Glen, with some walking over 8 miles. Many even showed up a day early.

Cutler, Koplik, and Finkel hired Bill Graham to design a state-of-the-art stage which included 2 major innovations: delay towers and the **groundbreaking Wall of Sound** PA system by McIntosh. He also created the most elaborate backstage village for the bands anyone had ever seen with air conditioning, a swimming pool, cocaine trailers, and helipads.

For the 3 bands, it was an era of great success, significant tragedy, and reinvention.

The Grateful Dead needed a fresh start after the death of their keyboardist, Pigpen, in March, a poor showing at Woodstock, and the tragedy at Altamont. They hired former Rolling Stones manager Sam Cutler (featured in the film) to oversee their rise in popularity.



Shelly Finkel Executive Producer

American boxing and music promoter who has produced shows for The Doors, The Who, Jimi Hendrix, Janis Joplin, and the Chambers Brothers, among others.



Bruce Taylor Producer/Director of Photography

2x Award-winning Director of Photography who has contributed to countless ESPN programs. Work includes HBO's "Real Sports," ESPN's "This is SportsCenter," "50 Greatest Athletes," "SportsCentury," "Outside the Lines," and more.



Eric Smith Producer

4x Sports Emmy Award-winning producer of ESPN "SportsCentury" documentaries and live SportsCenter shows. Senior Producer on ESPN Classic Road Shows: "Ringside" with Burt Sugar, "Reel Classics" with Burt Reynolds, and "ESPN Goal Line."



Alayna Edwards Co-Producer

Independent filmmaker, and spoken word artist dedicated to using storytelling as a catalyst for social change. With a strong background in production and creative direction, Alayna blends poetry, choreography, and film to craft compelling narratives.



Howard Marks Consultant

A Kehr

Summer Jam, the Film: The Untold Story of the Largest U.S. Concert Ever

Summer Jam at Watkins Glen was a **world-record-shattering concert** in 1973 featuring three of the greatest rock bands of all time: **The Grateful Dead, The Allman Brothers, and The Band.** 50 years later, this tell-all, comprehensive documentary about the festival, and the profoundly important era it speaks to, is brought to you by an award-winning team, including executive producers Shelly Finkel and Jim Koplik, who promoted the event itself.

Now is your chance to share real equity in this historic film.



SUNDAY NEWS 25¢

NIGHT OWL

NEW YORK'S PICTURE NEWSPAPER

600,000 JAM WATKINS GLEN

Rockfest Outdraws Woodstock

No film has ever been made about the historic 1973 concert. **Combining vérité, a trove of one-of-a kind archival footage, new interviews with the band members, and lyrical recreations,** the film will trace the incredible story of the two Summer Jam promoters, Jim Koplik and Shelly Finkel, as they navigate a **nearly impossible set of circumstances to pull off one of the biggest festivals the world had ever seen.**

